Exhibit 4.15

Letter of Consent

I, [Name of Spouse] (ID Card No: [ID Card No. of Spouse]), am the lawful spouse of [Name of Shareholder] (ID Card No: [ID Card No. of Shareholder]), and now hereby provide this Letter of Consent unconditionally and irrevocably as follows with respect to the equity of Shanghai Duwen Education Technology Co., Ltd. (the “Company”) held by [Name of Shareholder]:

I am informed that:

(1) The entire equity held by [Name of Shareholder] in the Company will be settled in accordance with the Exclusive Call Option Agreement dated May 1, 2025, the Equity Pledge Agreement dated May 1, 2025 and the Exclusive Management Services and Business Cooperation Agreement dated May 1, 2025 signed by [Name of Shareholder], the Company, other shareholders of the Company and Beijing Lexuebang Network Technology Co., Ltd. (“WFOE”). Such equity is under the control of WFOE;

(2) The entire equity held by [Name of Shareholder] in the Company will be settled in accordance with the Power of Attorney issued by [Name of Shareholder] to WFOE on May 1, 2025.

I confirm that I am aware of and agree to the signing of the aforesaid Exclusive Call Option Agreement, Equity Interest Pledge Agreement, Exclusive Management Services and Business Cooperation Agreement and Power of Attorney (hereinafter collectively referred to as the “Transaction Documents”) by [Name of Shareholder] and the disposal of the corresponding equity of the Company in accordance with the requirements of the Transaction Documents. I undertake neither to take any action at any time to hinder the disposal of the above equity, nor to claim any rights in regard to the above equity, including but not limited to claiming that the above equity of the Company is attributed to me and [Name of Shareholder] as common property of husband and wife.

I further confirm that [Name of Shareholder] needs no further authorization or consent from me for the fulfillment of all the above Transaction Documents and the further modification or termination of any of the Transaction Documents. I undertake to sign all necessary documents and take all necessary actions to ensure that the Transaction Documents (as amended from time to time) are properly implemented.

I agree and undertake that I shall be bound by the Transaction Documents (as amended from time to time) and subject to the obligations under the Transaction Documents (as amended from time to time) as a shareholder of the Company if I, for any reason, have acquired any equity of the Company, and for this purpose, under the request of WFOE, I shall sign a series of written documents with basically the same format and content as the Transaction Documents (as amended from time to time). I further undertake and guarantee that I shall in no circumstances, whether directly or indirectly, proactively or passively, take any action or make any claim or litigation with a contradicting intention against the above arrangements.

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(This page is the signature page of the Letter of Consent)

[Name of Spouse]

Signature:	/s/ [Name of Spouse]

Date: May 1, 2025

Schedule of Material Differences

One or more persons signed a letter of consent using this form. Pursuant to Instruction ii to Item 601 of Regulation S-K, the Registrant may only file this form as an exhibit with a schedule setting forth the material details in which the executed agreements differ from this form:

No.	Name of Spouse	ID Card No. of Spouse	Name of Shareholder	ID Card No. of Shareholder
1.	Zhao Tiantian	[***]	Guo Shuai	[***]